Exhibit 2(r)(iii)

Code of Ethics of Sandler O’Neill & Partners. L.P.

1.	The client’s protection must always come first.

2.	Opinions, advice and recommendations to clients must always be supported by sound research and good judgment.

3.	Principles of good business practice and just and equitable principles of trade must be observed.

4.
All employees must comply with all applicable securities laws, rules and regulations and company policies. When in doubt, consult the Legal Department or May Della Pietra. Do not attempt to take advantage of “gray areas.”

5.	No recommendation may be made which is unsuitable, and highly speculative ventures should not be suggested without full disclosure of the extent and nature of the risk involved.

6.
All employees must comply with the Firm’s policies and procedures concerning the handling and use of confidential information. Employees are absolutely prohibited from using confidential information about the Firm or its clients for their own or others’ benefit.

7.
Information about a customer’s account is confidential and may not be disclosed outside the Firm or its affiliates without permission of such customer and after consultation with the Legal Department or May Della Pietra.

8.	The interests of the Firm must be safeguarded at all times. The Firms’ capital and reputation are the responsibility of each individual employee.

9.	Personal investment actions must never be permitted to influence advice given to clients.

10.
Mutual respect between employees is important to overall success. This principle applies to all internal relationships, whether between Supervisors and staff or between co-workers. All forms of discrimination are strictly prohibited, and any violations of this policy must be promptly reported to the Human Resources Department immediately.

11.
Supervisors play a special role in the securities industry because they have a special legal responsibility to ensure that legal and ethical standards are maintained. Supervisors must therefore lead by example and must respond promptly to evidence of legal or ethical violations.

12.
It is Sandler O’Neill’s policy to promote free and open competition in the business environment and to comply with applicable antitrust laws and regulations. Employees should be aware that discussion with industry competitors relating to such matters as pricing, costs, profits, interest or financing rates, market share, distribution strategy, sales territories or treatment of customers may constitute an unlawful restraint on competition and a violation of U.S. antitrust laws.

13.
All corporate contributions, gifts or entertainment to political parties, campaigns or employees of governmental entities must be made in accordance with applicable law. Sandler O’Neill employees are free to support and/or contribute to political parties or campaigns in their individual capacities as private citizens; however, Sandler O’Neill will not reimburse employees for such contributions. Such contributions must be reported via Compliance 11. Individuals who are not citizens of the United States are restricted from making political contributions and should consult with counsel if they wish to make a political contribution.